90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-922-3859

www.alston.com

Alison Newman	Direct Dial: 212-210-9509	Email: alison.newman@alston.com

December 20, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman Ivan Griswold Laura Veator Stephen Krikorian

Re:	Medical Transcription Billing, Corp.

Confidential Draft Registration Statement No. 2 on Form S-1

Submitted on November 12, 2013

CIK No. 0001582982

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 4, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, MTBC has revised the Registration Statement and is filing a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on November 12, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.	Please update your financial statements in accordance with Rule 8-08(b) of Regulation S-X.

The Company advises the Staff that it has updated its financial statements and those of the Target Sellers to include third quarter results.

2.	We are in receipt of your graphical materials submission. Comments regarding such submission will be conveyed separately.

U.S. Securities and Exchange Commission

December 20, 2013

The Company advises the Staff that it awaits the Staff’s comments on the graphical materials.

Important Introductory Information, page 1

3.	Please expand your discussion of the consideration to be paid for the acquired assets, to break down the portion that will be paid in cash versus that to be paid in shares. Ensure that you briefly describe the minimum and maximum amount of shares to be released from escrow to the target shareholders, and the corresponding performance conditions. Also, provide a materially complete quantitative description of the share-based compensation terms in Acquisitions-Consideration to be Paid to Target Sellers.

The Company advises the Staff that the Company has expanded its disclosure on pages 1, 88 and 89 to address the Staff’s comment.

Prospectus Summary, page 1

4.	We reissue prior comment 9, insofar as you have not provided the requested client information at the end of all the prior financial statement periods presented. Such information is helpful to investors, as it allows for comparison of the rate at which you grew your client base during each period.

The Company advises the Staff that it has revised its disclosure on pages 2 and 72 to provide the requested client information at the end of all prior financial statement periods presented.

5.	Please revise your disclosures related to revenue and net income information, to provide such information for all financial statement periods presented. As we explained, such information is important to allow investors to evaluate your financial performance at the outset of the document.

The Company advises the Staff that it has revised its disclosure on page 2 to include revenue, net income and EBITDA information for all financial statement periods presented.

Risks Relating to Our Business, page 4

6.	We note your revised disclosures regarding the challenges faced in retaining customers of acquired businesses. In light of the significance of this challenge to the successful integration of the businesses to be acquired in the offering, consider bifurcating the discussion regarding client retention challenges from your discussion of other risks applicable to your business. Also, to provide context for the second bullet point, stating you may not be able to retain customers of the Target Sellers, ensure that this bullet point explains how historical challenges may impact this risk. Lastly, as requested in prior comment 7, ensure that your discussion regarding such historical challenges is provided on a period by period basis.

The Company advises the Staff that it has revised its disclosure on page 5 to address the Staff’s comment.

Risk Factors

“We structure our acquisitions as asset purchases, which may limit the ability...,” page 10

7.	Please expand the revisions you made in response to prior comment 22, to discuss the risks associated with the asset transfers being subject to potential attack by creditors of the target entities under fraudulent conveyance statutes and other creditor-protective claims.

The Company advises the Staff that it has revised its disclosure on page 11 to address the Staff’s comment.

U.S. Securities and Exchange Commission

December 20, 2013

Use of Proceeds, page 27

8.	You state that you intend to use a portion of the proceeds to repay certain indebtedness. Please disclose the interest rate and maturity of such indebtedness. Refer to Instruction No. 4 to Item 504 of Regulation S-K.

The Company advises the Staff that it has revised its disclosure on page 30 to address the Staff’s comment in compliance with Instruction No. 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 33

9.	We note your response to prior comment 27. Considering the historical losses of the combined entities, and your lack of history operating these companies on a combined basis, please clarify how your projected taxable income is based on objectively verifiable evidence. We refer you to ASC 740-10-30-23.

The Company supplementally advises the Staff that the Company determined that it is appropriate to project future taxable income and recognize an income tax benefit for a number of reasons:

•	From 2007 to 2012 the Company generated net income every year, on a book basis in accordance with GAAP. For 2013, the Company expects to generate net income on a book basis in accordance with GAAP, despite one-time IPO and acquisition expenses totaling in excess of $300,000. The Company has recorded approximately $500,000 of book amortization expense (using a three-year life), which translates into approximately $100,000 of amortization expense for tax purposes, using a 15 year life. Excluding one-time transaction expenses and using tax amortization, the Company would have generated positive net income for the first nine months of 2013.

•	The Company’s loss for tax purposes following the acquisitions of the Target Sellers will be significantly lower than the pro forma operating loss before income tax reflected in the Registration Statement, due in large part to its amortization of intangibles over three years for reporting purposes, versus the 15 year amortization period it will use for tax purposes. In particular, while the Company reflected $8.8 million of amortization expense on a pro forma basis for 2012, on a tax basis the Company would only have been able to deduct $1.8 million of amortization expense. This $7 million reduction in amortization expense would decrease the net loss from $8.3 million to $1.3 million, with no change in operating expenses.

•	Although the Company lacks a history of operating the Target Sellers on a combined basis, its recent experience operating Metro Medical in the five months following its acquisition provides objectively verifiable evidence that the Company will be able to reduce operating costs of the Target Sellers. The Company was able to reduce directly-identifiable cost from Metro Medical by 48% in three months. The Company expects to achieve a similar result with the Target Sellers, although it expects the time to achieve these results will be longer, since there will be three companies acquired at the same time.

•	While pro forma direct operating costs and selling, general and administrative expenses for the Target Sellers and Metro Medical were approximately $23 million for 2012, based on experience with Metro Medical and prior acquisitions, the Company believes that its actual costs for operating the Target Sellers and Metro Medical will be significantly lower. On a pro forma basis, a 6% reduction by the Company of the Target Sellers’ direct operating costs and selling, general and administrative expenses would have resulted in positive taxable income for the period. The Company believes that, based on its past experience, it can achieve significantly more than a 6% reduction in cost over a year, which would result in positive taxable income.

U.S. Securities and Exchange Commission

December 20, 2013

As a result of the foregoing, the Company believes that it is more likely than not that any tax benefit from a loss in the first year following the acquisition of the Target Sellers would be realized against taxable income generated in future years.

10.	Based on your response to prior comment 30, it appears that the acquisitions of your Target companies include the same inputs, processes and outputs as your recent historical acquisitions that you describe in your response to prior comment 59. Please clarify the characteristics of your Target Companies that are different than your historical acquisitions, such that they resulted in goodwill. While we note in your response to prior comment 59 you indicate that past acquisitions have been weaker companies for which the Company was able to negotiate prices which were very close to the value of the customer contracts, please clarify how the stronger attributes present in your Target Companies are unrelated to the value of the customer contracts and are attributable to other factors. Consider revising your disclosure accordingly.

The Company advises the Staff that it has expanded its disclosure on pages 47 and 48 to describe the characteristics of the Target Sellers that are different from historical acquisition targets which give rise to a different purchase price allocation.

The Company supplementally advises the Staff that the methodology it employed to allocate the purchase prices of the Target Sellers was the same as that used by a third-party valuation specialist retained by the Company to assist it in valuing its acquisition of Metro Medical. The methodology employed is as follows:

1.	The Company developed an internal rate of return based upon the purchase price and financial projections of the target.
2.	The Company developed a weighted average cost of capital with respect to market participants.
3.	The Company identified purchased assets, both tangible and intangible.
4.	The Company determined the fair values of the identified purchased assets.
5.	Any residual was deemed to be goodwill.

The Company has reexamined the assumptions used in allocating the purchase prices to the Target Sellers, and after making some modifications which reduced its estimate of goodwill, continues to believe that there are several factors which will give rise to goodwill:

•	The Company agreed to pay increased purchase prices for each of the respective Target Sellers’ assets as a multiple to trailing revenue in order to induce the Target Sellers to enter into letters of intent with the Company a year in advance of the anticipated closing of the offering, with a requirement for the companies to complete audits for 2011 and 2012 (prior to any assurance that the offering would be successfully completed and the acquisition transactions would proceed).

•	In order to induce the Target Sellers to wait a year and undergo audits, in addition to the negotiated cash portion of the purchase consideration, the Company agreed to pay additional consideration in the form of stock. While the Company believes the customer contracts from the Target Sellers will be more valuable than in prior acquisitions, the increase in purchase prices may be larger than the increase in the value of the contracts, giving rise to goodwill.

U.S. Securities and Exchange Commission

December 20, 2013

•	Goodwill is also attributed to the value of the assembled workforce, and in previous acquisitions, the Company did not retain many employees. There will be more employees retained in the acquisition of the Target Sellers, which may give rise to goodwill.

•	Both the cash portion of the purchase prices and the value of the stock portion vary based on the valuation of the Company in the offering, so it is possible that total consideration will decrease significantly, which would translate into a reduction of goodwill.

Goodwill sometimes arises from synergies. In this situation, the Company’s technology and low-cost offshore operation make the customer contracts significantly more valuable to the Company than they would otherwise be in an acquisition by another buyer without these assets. So the fact that the valuation methodology gives rise to goodwill is not unexpected.

Upon consummation of the offering and the acquisitions, when the purchase prices are finalized and the customer contracts being acquired are known, the Company will retain a third-party valuation specialist to assist it in valuing the assets acquired and liabilities assumed from each Target Seller, which will result in a modification to the goodwill reflected on the pro forma financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Case Study: Metro Medical Acquisition, page 50

11.	To provide meaningful context to your case study, please expand your study to disclose the aggregate number of customers and physicians for the time periods presented. Further, since you provide a non-GAAP measure, EBITDA, to illustrate the performance of the business, please also provide the information required by Item 10(e) of Regulation S-K, including providing the most directly comparable GAAP measure, net income, both in the visual presentation, and in your bullet points. Please also provide a reconciliation of the differences between EBITDA and net income as determined on a GAAP basis.

The Company advises the Staff that it has revised its disclosure on pages 55 and 56 to disclose the aggregate number of customers and physicians for the time periods presented, and to replace the term “EBITDA” with “profit margin,” which more accurately describes what is being measured. The Company has also revised the table on page 55 to include footnotes disclosing its methodology for calculating expenses and profit margin.

The Company supplementally advises the Staff that because Metro Medical’s customers and operations have been integrated into the Company’s operations, it does not generate separate GAAP financial statements for Metro Medical, and it is unable to do so without making subjective assumptions relating to non-cash expenses and allocations of overhead and administrative expenses.

12.	Expand your disclosure to explain how you derived the monthly financial performance measures presented in the case study table. For example, discuss whether this data was derived from financial statements prepared in accordance with GAAP.

The Company advises the Staff that it has revised its disclosure on pages 55 and 56 to address the Staff’s comment.

U.S. Securities and Exchange Commission

December 20, 2013

Key Metrics

Customer Renewal Rates, page 51

13.	We note your revised disclosures in response to prior comment 36. Please clarify why you include acquired accounts that are not a party to a services agreement with you in your customer renewal rates. As part of your response, clarify whether these are revenue generating customers. Further, please separately disclose the percentage of your revenue that you generate from: 1) PracticePro customers, 2) Customers who are also partial users of your EHR, and 3) Customers who are meaningful users, in order to better explain the relationship between the renewal rates that you provide and revenue that you recognize.

The Company advises the Staff that it has revised its disclosure on page 57 to address the Staff’s comment.

Retention and Migration of Acquired Customers, page 51

14.	We reissue prior comment 36, insofar as you have not told us whether you utilize any metrics to track the rate at which you retain customers from acquired businesses. Although we note certain transaction and time-specific information provided in this section, it is not clear whether you have consistently used a metric in this regard for each of the periods presented in your financial statements. Additionally, your revenue-retention experience should be disclosed so as to provide insight into the impact of your acquisitions on your revenue base.

The Company advises the Staff that it has expanded its disclosure on page 57 to provide additional information regarding its revenue-retention experience in prior acquisitions.

The Company supplementally advises the Staff that the Company has historically focused on the cash flow and profitability of acquisitions more than retention. Transactions structured as outsourcing agreements were intended to have a finite life, but allowed the Company to increase its scale and generate profit, even though the Company did not expect to retain the customers for more than one year (in some cases customers had provided notice of intention to terminate prior to the Company even starting to service them). The acquisition contracts were structured so that the purchase prices were reduced for customers lost during the first year.

The Company further advises the Staff that the Company has computed the retention rate for the customers from the four businesses it acquired in 2012 and for Metro Medical acquired in 2013. However, the Company does not believe it is useful to compare retention rates for each business individually or for the four businesses acquired in 2012, as these four businesses were small, and in aggregate were approximately half the size of the 2013 acquisition and one quarter the size of the smallest of the Target Sellers.

Discussion of the Pro Forma Financial Results for the year ended December 31, 2012, page 60

15.	Tell us what consideration you gave to also disclosing the amount of revenue included in your pro forma results for the year ended December 31, 2012 and the six months ended June 30, 2012 attributable to customers from acquired entities who are no longer customers as of the current date. That is, the revenue attributable to customers that you did not retain subsequent to the acquisition dates.

The Company advises the Staff that it has added the disclosure on page 66 with respect to pro forma revenues from Metro Medical attributable to customers who are no longer customers of the Company, in addition to revenues of Metro Medical and the Target Sellers attributable to customers who were no longer customers prior to the Company’s acquisitions.

U.S. Securities and Exchange Commission

December 20, 2013

16.	We note your disclosure that you have historically reduced operating costs by terminating employment of the majority of employees of the acquired companies, terminating or not assuming real property leases, and to the extent necessary, instead utilizing low cost employees based in Pakistan. However, we also note your disclosure on page 50 that you will seek to address the challenges you have experienced in prior acquisitions with respect to customer loss by retaining a larger portion of the Target Sellers’ existing workforce for a longer period of time than in previous acquisitions, as well as developing integrations with existing software solutions. Please clarify what impact you expect this to have on your results of operations.

The Company advises the Staff that it has revised its disclosure on page 67 to clarify that direct operating cost reductions for the Target Sellers may not be as extensive as cost reductions experienced by the Company with its earlier acquisitions, but will be similar to cost reductions implemented by the Company with the acquisition of Metro Medical.

Quantitative and Qualitative Disclosures about Market Risk, page 64

17.	We note in your response to prior comment 43 you state that that at some time in the future the retained earnings in Pakistan will exceed the amount of working capital required for normal operations plus the amount required for investments in capital equipment to support growth in Pakistani operations, but you expect that it will be several years before you will have earnings available to repatriate. Tell us what consideration you gave to disclosing these factors in light of the substantial cash balances held in Pakistan.

The Company advises the Staff that it has revised its disclosure on page 70 to clarify the Company’s arrangement with its Pakistani subsidiary.

The Company supplementally advises the Staff that it does not retain cash in Pakistan in excess of what it requires to pay short-term expenses. Cash balances in Pakistan at the end of December 2012 and September 2013, respectively, represented Pakistan payroll expenses to be paid in the following week, plus, in the case of the balance at September 2013, other expenses payable over the following month. Overseas cash balances are generally the highest at the end of the month and substantially decrease shortly thereafter as a result of payroll obligations for 1,000 employees in Pakistan paid during the first week of every month.

Acquisitions

Representations and Warranties, page 82

18.	Please revise your disclosure to state affirmatively, rather than through the inclusion of a belief-qualified statement, whether there are any material exceptions to the representations and warranties in the acquisition agreements.

The Company advises the Staff that it has revised its disclosure on page 89 to address the Staff’s comment.

Executive Compensation

Summary Compensation Table for the Year ended December 31, 2012, page 94

19.	We reissue prior comment 49, insofar as we are unable to locate disclosure that briefly explains why the referenced executives received the specific salaries and bonuses. For example, explain what factors were considered in setting the compensation amounts, and what persons made these compensation decisions.

The Company advises the Staff that it has revised its disclosure on page 102 to address the Staff’s comment.

U.S. Securities and Exchange Commission

December 20, 2013

Consolidated Financial Statements as of and for the Years Ended December 31, 2012 and 2011

7. Intangible Assets, page F-17

20.	Tell us what consideration you gave to providing disclosure of the facts and circumstances leading to the loss of customer contracts relating to your MABCO acquisition, that you describe in response to prior comment 61. We refer you to ASC 350-30-50-3.a.

The Company advises the Staff that it has revised its disclosure in Footnote 7 on page F-17 to provide additional facts and circumstances leading to the loss of customer contracts relating to the MABCO acquisition.

Ultimate Medical Management, Inc. Consolidated Financial Statements, page F-86

21.	We note that Ultimate Medical Management, Inc.’s financial statements have been restated to correct a misapplication of accounting for revenue recognition on unbilled services. Tell us what consideration you gave to disclosing a description of the nature of the correction as required by ASC 250-10-50-7 as well as the cumulative effect of the change in accounting on retained earnings as of the beginning of the earliest period presented. We refer you to ASC 250-10-50-7.b. Further, tell us how the auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

The Company advises the Staff that upon further examination, the Company has concluded it would be more appropriate to include the separate financial statements of Practicare Medical Management, Inc. (“Practicare”) in the Registration Statement instead of the consolidated financial statements of its parent, Ultimate Medical Management, Inc. (“Ultimate”). Practicare is a wholly owned subsidiary of Ultimate and is the entity which is a party to the customer contracts which the Company is acquiring. In addition to Practicare, Ultimate owns Practicare International, a wholly owned captive subsidiary based in Poland, whose only business is subcontracting for Practicare. Ultimate’s financial statements include Practicare International’s financial results, while Practicare’s financial statements show the related party payments to Practicare International. Given that the Company is not acquiring this subsidiary of Ultimate as part of the acquisition, only Practicare’s financial statement will be included in the Registration Statement.

Sincerely,

/s/ Alison Newman

Alison Newman

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Bill Korn, Medical Transcription Billing, Corp. Steven Snyder, Medical Transcription Billing, Corp. Christopher J. Austin, Goodwin Proctor LLP